GENERAL MOTORS ACCEPTANCE CORPORATION
                            3044 WEST GRAND BOULEVARD
                                DETROIT, MI 48202


                                                 October 29, 1998


Securities and Exchange Commission
Attn: Mark Schwartz
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      General Motors Acceptance Corporation
         Registration Statement on
         FORM S-2, FILE NO. 333-65713
         ----------------------------


Dear Mr. Schwartz:

         Pursuant to Rule 477 of the Securities Act of 1933, General Motors Acceptance Corporation (the "Company" or the "Issuer") hereby requests the withdrawal of its Registration Statement on Form S-2, File No. 333-65713, originally filed with the Securities and Exchange Commission on October 15, 1998. The withdrawal is based on a change in the Issuer's plans and arises for a number of reasons, including changed marketing conditions.

         In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention. Acknowledgement will occur via the Company's E-Mail address as well as faxed transmission acceptance. If you have any questions with respect to this matter, please call either Francis J. Morison of Davis Polk & Wardwell at (212) 450-4044 or Sarah Beshar of the same firm at
(212) 450-4131.


                                                 Very truly yours,


                                                 s\ Jerome B. Van Orman, Jr.
                                                 ---------------------------
                                                 Jerome B. Van Orman, Jr.
                                                 Vice President - Finance
                                                 General Motors Acceptance Corp.

Company's Telephone Number:
(313) 556-1508

c:       M. Darvick, GM
         C. Ranzilla, GMAC